ELECTRIC POWER DEVELOPMENT CO., LTD.

15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

August 30, 2005

05010939

ıge Commission
ɹl Corporate Finance
.ɹu 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents for which English language versions or summaries are required to be submitted pursuant to Rule 12g3-2(b) Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By ______________________
Name: Toshifumi Watanabe
Title: Department Director / Corporate Planning & Administration Dept.

PAGE 1 OF 60 PAGES
EXHIBIT INDEX ON P. 3

TOKYO:28588.1

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

P.4 Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Financial Statements (unaudited), for the Three Months Ended June 30, 2005	August 9, 2005

P.28 Tab B: Press Releases Released to the Public (May 27, 2005 to present)

Consolidated Financial Statements (Unaudited)

(for the Three Months Ended June 30, 2005)

August 9, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices: Yes
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending March 2006."

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 3-month period: Yes
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending March 2006."

(3) Changes in scope of consolidation and application of equity method
Consolidated (New): 2 (Exception):0
Equity Method (New):12 (Exception):0
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending March 2006."

2. Business Performance (From April 1, 2005 to June 30, 2005)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Three months ended June.30, 2005	144,711 (6.5)	30,259 (8.9)	25,153 (17.7)
Three months ended June.30, 2004	135,859 (-)	27,784 (-)	21,366 (-)
Year ended Mar.31, 2005	594,375	111,885	57,093

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Three months ended June.30, 2005	15,759 (16.8)	113.53	—
Three months ended June.30, 2004	13,494 (-)	97.21	—
Year ended Mar.31, 2005	35,559	255.01	—

(Notes) Figures in brackets are changes in percentage from the previous periods.

"Qualitative Information on Progress in Business Performance (Consolidated)"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Three Months Ended June 30, 2005)."

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Three months ended June.30, 2005	2,012,215	398,818	19.8	2,873.18
Three months ended June.30, 2004	2,072,095	369,070	17.8	2,658.86
Year ended Mar.31, 2005	2,021,655	391,327	19.4	2,818.04

"Qualitative Information on Financial Position"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Three Months Ended June 30, 2005)."

(3) Statements of Cash Flows (Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit : million yen	Unit: million yen	Unit: million yen
Three months ended June.30, 2005	29,214	△12,881	△ 12,915	34,097
Three months ended June.30, 2004	32,547	△10,135	△ 20,618	31,726
Year ended Mar.31, 2005	172,637	△60,586	△111,798	30,221

"Qualitative Information on Statements of Cash Flows"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Three Months Ended June 30, 2005)."

3. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2005	approximately 285,000	approximately 31,000	approximately 20,000
Year ending Mar.31, 2006	approximately 578,000	approximately 55,000	approximately 36,000

(Reference) Projected net income per share (Annual) : approximately 259.35 yen

"Qualitative information relating to Forecast "
Due to changes in forecast, full-quarter depreciation costs for the fiscal year ending March 2006 are expected to increase by approximately 14.3 billion yen, but this increased expense is to be dealt with by means of a revision of the administrative plans relating to overall operating costs, and no change is anticipated for the fiscal year ending March 2006 financial results announced in May.

Forward-Looking Statements
The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 48 subsidiaries, and 53 affiliated companies (as of June 30, 2005). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business and diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group

Customers

Supply electric power

Electric Power Business

	Subsidiaries	Affiliates
Wholesale power business	Filing company Electric Power Development Co., Ltd. (J-POWER)	
Other electric power businesses	◎Bay Side Energy Co., Ltd. *1 ◎Green Power Kuzumaki Co., Ltd ◎Green Power Setana Co., Ltd. *1 ◎Dream-Up Tomamae Co., Ltd. ◎Green Power Aso Co., Ltd. ◎ITOIGAWA POWER Inc. ◎Nagasaki-Shikamachi Wind Power Co., Ltd. ◎Nikaho-kogen Wind Power Co., Ltd. ◎J-Wind TAHARA Ltd. ◎Ichihara Power Co., Ltd. 1 other company	○Mihama Seaside Power Co., Ltd.*2 ○TOSA POWER Inc.*2 ○GENEX COMPANY, LIMITED J-Wind TOKIO Co., Ltd.

Provide goods and services

Other Businesses

Provide goods and services

		Subsidiaries	Affiliates
Electric power-related	Management of affiliates	◎JPOWER GENEX CAPITAL Co., Ltd.	
	Facility design, construction, and maintenance	◎JPec Co., Ltd. ◎JPHYTEC Co., Ltd. ◎Kaihatsu Denshi Gijutu Co., Ltd. ◎EPDC CoalTech and Marine Co., Ltd. ◎Kaihatsu Sekkei Consultant Co., Ltd. 12 other companies	Wind α Corporation*3 Nishi Kyushu Kyodo Kowan Co., Ltd. Tachibana Karyoku Kowan Service Co., Ltd. Central Power Transmission Construction Co., Ltd.
	Fuel and equipment & materials supply	◎J-POWER RESOURCES Co., Ltd. ◎J-POWER AUSTRALIA PTY. LTD. 4 other companies	
	Services	◎JP Business Service Corporation 1 other company	
Diversified businesses	International businesses	◎J-Power Investment Netherlands B.V. J-POWER North America Holdings Co., Ltd. J-POWER USA Development Co., Ltd. J-POWER INVESTMENT U.K. LIMITED 1 other company	○Gulf Electric Public Co., Ltd. ○TLP Cogeneration Co.,Ltd.*2 ○Thaioil Power Co., Ltd. ○SEC HoldCo, S.A. ○CHIAHUI POWER CORPORATION ○CBK Power Company Limited *2 27 other companies
	Environment and energy	Omuta Plant Service Co., Ltd.	Omuta Recycle Power Co., Ltd. Kanamachi Purification Plant Energy Service Co., Ltd. 5 other companies
	Telecommunications	Japan Network Engineering Co., Ltd.	Kawagoe Cable Vision Co.,Ltd.
	Other	Kaihatsu Hiryo Co., Ltd. Epure Co., Ltd. 2 other companies	Okutadami Kanko Co.,Ltd. ASHCRETE CORPORATION 2 other companies

⇨ Flow of financing and services ◎ Consolidated subsidiary ○ Equity method affiliate
No indicator: Non-consolidated subsidiary or non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company was a consolidated subsidiary starting with the current consolidated accounting year.
*2 It was an equity-method affiliate starting with the current consolidated accounting year.
*3 Wind α Corporation changed its name to Vestech Service Corporation on July 1, 2005.

Notes Relating to the Preparation of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending March 2006

(1) Differences in accounting treatment with methods used in the latest consolidated fiscal years

In preparing the Consolidated Financial Statements for the first quarter of the March 2006 period, the company adopted the simplified procedures as explained below, basing its preparation on standards used for the Interim Consolidated Financial Statements, with a view to avoiding misleading investors and other interested parties.

(Overview of the Simplified Procedures)

Method of depreciation of depreciable assets

Monthly amounts for depreciation planned for the year are recorded.

(2) Changes in accounting treatment in recent consolidated fiscal years

Change in the method of depreciation of fixed assets in the electric power business.

Previously, the straight-line method of depreciation was applied to all property, plant and equipment (except for environmental protection equipment) at the Matsuura and Tachibanawan Thermal Power Plants. However, depreciation changed to the declining-balance method beginning this quarter.

With respect to the method of depreciating the above facilities at these two thermal power plants, it was necessary to attempt to reconcile the method of rates calculation on the basis of a fair cost plus fair return on capital, taking into account the business environment at the time operation was begun. Therefore, unlike the other thermal power plants, the straight-line method was employed.

In April 2005, Japan Electric Power Exchange began operations and, when the trading price of electricity that was becoming formed there was made known, it turned out that demands for lower rates from wholesale electric power companies had grown even stronger, resulting in a change in the assumptions concerning the Company's wholesale power rate estimates compared with the time when the depreciation method for the two thermal power plants was selected.

In view of this state of affairs, the depreciation method for the two thermal power plants has been changed to the declining-balance method, which is the same as for the other thermal power plants, and it has been decided to attempt to improve operating efficiency by unifying the depreciation method used in management accounting for the entire thermal power plant business with the depreciation method used in financial accounting relating to individual power plant assets. We believe that the change in this depreciation method will strengthen our financial position by accelerating the recovery of invested capital.

Compared with maintaining the same methods as before, this change will increase depreciation expenses for the current quarter by 3,564 million yen and reduce operating income, ordinary income and income before income taxes and minority interests for the quarter by the same amount.

(3) Changes in consolidation and the scope of application of the equity method

1) Matters relating to the scope of consolidation

Consolidated subsidiaries: 20

Names of Companies	Electric Power Business	ITOIGAWA POWER Inc.; Ichihara Power Co., Ltd.; Bay Side Energy Co., Ltd.; Nikaho-kogen Wind Power Co., Ltd.; Green Power Kuzumaki Co., Ltd.; Nagasaki-Shikamachi Wind Power Co., Ltd.; Green Power Aso Co., Ltd.; J-Wind TAHARA Ltd.; Dream-Up Tomamae Co., Ltd.; Green Power Setana Co., Ltd.
	Other Business	JPHYTEC Co., Ltd.; JPec Co., Ltd.; Kaihatsu Denshi Gijutu Co., Ltd.; EPDC CoalTech and Marine Co., Ltd.; Kaihatsu Sekkei Consultant Co., Ltd.; J-POWER RESOURCES Co., Ltd.; J-POWER AUSTRALIA PTY. LTD.; JP Business Service Corporation; JPOWER GENEX CAPITAL Co., Ltd.; J-Power Investment Netherlands B.V.

A total of two companies have been included in the consolidation from this consolidated fiscal year because of their importance to the mid-and long-term management strategy: Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd.

2) Matters relating to accounting under the equity method

No. of companies accounted for under the equity method: 27

Names of Companies	Gulf Electric Public Co., Ltd.; Gulf Cogeneration Co., Ltd.: Nong Khae Cogeneration Co., Ltd.: Samutprakarn Cogeneration Co., Ltd.; SPP General Services Co., Ltd.; Gulf Energy Co., Ltd.; Gulf IPP Co., Ltd.; Gulf Power Generation Co., Ltd.; Gulf Yala Green Co., Ltd.; Trang Biomass Co., Ltd.; Thaioil Power Co., Ltd.; Independent Power (Thailand) Co., Ltd.; TLP Cogeneration Co.,Ltd.; SEC HoldCo, S.A.; CHIAHUI POWER CORPORATION ; CBK Netherlands Holding B.V.; CBK Projects B.V.; Edison Mission Millennium B.V.; EME Kalayaan B.V.; EME Caliraya B.V.; Edison Mission Operation & Maintenance Services B.V.; EME Philippines Services Corporation; Kalayaan Power Management Corporation; CBK Power Company Limited; GENEX COMPANY, LIMITED; TOSA POWER Inc.; Mihama Seaside Power Co., Ltd.

A total of twelve companies have been included among equity-method affiliates from this consolidated fiscal year because of their importance to the mid-and long term management strategy: TLP Cogeneration Co., Ltd., CBK Netherlands Holding B.V., CBK Projects B.V., Edison Mission Millennium B.V., EME Kalayaan B.V., EME Caliraya B.V., Edison Mission Operation & Maintenance Services B.V., EME Philippines Services Corporation, Kalayaan Power Management Corporation, CBK Power Company Limited, TOSA POWER Inc., and Mihama Seaside Power Co., Ltd.

Qualitative Information on Financial Affairs and Results for the First Quarter of the Year Ending March 2006

(1) Qualitative Information on Progress in Business Performance (Consolidated)

Consolidated sales (operating revenues) for the first quarter were 144.7 billion yen, up 6.5% on the same quarter for the previous year, due to the high load factor of the thermal power plants belonging to the company's wholesale electric power business and, in the case of other electric power business, the posting of sales by Bay Side Energy Co., Ltd. (commenced operation in April 2005), which was included in consolidated results. Ordinary revenues for the quarter, including non-operating revenues, were 146.5 billion yen, up 6.8% on the same quarter for the previous year.

On the other hand, in spite of a decrease in personnel and repair expense, there was a year-on-year increase of 5.9%, bringing operating costs to 114.4 billion yen. This resulted from the high load factor of thermal power plants and the associated higher fuel costs, as well as higher depreciation costs caused by a change in depreciation methods used in the Matsuura and Tachibanawan Thermal Power Plants. Also, factors such as lower interest expenses reduced year-on-year non-operating expenses for the quarter by 10.1% to 6.9 billion yen. Total ordinary expenses, however, rose to 121.3 billion yen for the quarter, a year-on-year increase of 4.8%.

As a result of the above, ordinary income for the quarter finished at 25.2 billion yen, a 17.7% increase over the corresponding quarter of the previous year. After reversal of reserve for fluctuation in water levels due to drought conditions, quarterly net profits finished at 15.8 billion yen, a rise of 16.8% over the corresponding quarter of the previous year.

An overview of results by business segment (after elimination of internal transactions between segments) is shown below.

(Electric Power Business)

Electric power sales for the quarter for both hydroelectric and thermal power combined rose 6.7% to 13.5 billion kWh in comparison with the corresponding quarter for the previous year. A lower water flow (the water supply rate dropped from 114% to 87% of average) in comparison with the same quarter of the previous year resulted in a 25.0% drop in hydroelectric power generation, totaling 2.5 billion kWh. High load factor of thermal power plants also resulted in a year-on-year quarterly increase, which rose 18.0% to 11.0 billion kWh.

The sales volume for electric power business increased 8.9% over the same period last year, reaching 13.9 billion kWh. In addition to the increases in electric power sales volume from ITOIGAWA POWER Inc., Nikaho-kogen Wind Power Co., Ltd. and Green Power Kuzumaki Co., Ltd., there were increases in sales due to the full-quarter operation of Ichihara Power Co., Ltd., Dream-Up Tomamae Co., Ltd., and three other wind power companies, while Bay Side Energy Co., Ltd. (included in consolidated results from the beginning of this quarter) also posted an increase in sales volume. As a result, total sales volume in other electric power businesses amounted to 0.4 billion kWh.

Electric power operating revenues for the quarter rose 4.7% on the same quarter of the previous year to 136.5 billion yen as a result of the high load factor of thermal power stations that supply wholesale electric power, increased revenues in other electric power businesses stemming from the full-quarter operation of Ichihara Power Co., Ltd., Dream-up Tomamae Co.,

Ltd, and three other wind power companies, and sales by the newly consolidated Bay Side Energy Co., Ltd.

On the other hand, electric power operating costs for the quarter rose 4.4% over the same quarter of the previous year to 104.9 billion yen. Despite lower personnel and repair expense, fuel costs rose as a result of the high load factor of the thermal power plants belonging to the company's wholesale electric power business. At the same time, higher depreciation expenses resulted from changes in the method for depreciation used by the Matsuura and Tachibanawan Thermal Power Plants, and there were increased operating costs for the newly consolidated Bay Side Energy Co., Ltd. and other electric power businesses.

(Other Business)

Operating revenue for other businesses during the quarter totaled 8.2 billion yen, up 48.9% on the corresponding quarter for the previous year. In spite of a decrease in incidental business operating revenues for the company, there was an increase in sales for third party by the consolidated subsidiaries.

On the other hand, the operating expenses of other businesses rose 25.6% over the same quarter last year, to 9.5 billion yen. This was due to an increase in incidental business operating expenses as well as higher sales costs associated with higher sales for third party by the consolidated subsidiaries.

(2) Qualitative Information on Progress in Financial Standing (Consolidated)

While fixed assets increased due to the impact of the consolidation of Bay Side Energy Co., Ltd., and Green Power Setana Co., Ltd., newly consolidated as of the current year, a decrease resulting from progress in depreciation reduced asset value by 15.8 billion yen in comparison with the end of the previous consolidated fiscal year to 1.8742 trillion yen. Total assets, a figure arrived at by combining fixed assets and current assets, fell by 9.4 billion yen from the end of the previous fiscal period to 2.0122 trillion yen.

On the other hand, due to the repayment of loans and bonds, liabilities decreased 16.8 billion yen from the end of the previous consolidated fiscal period, bringing total liabilities at the end of the quarter to 1.6123 trillion yen. Of this, consolidated liabilities decreased 3.5 billion yen from the previous consolidated fiscal period, finishing at 1.4945 trillion yen.

Total equity at the end of this quarter showed an increase of 7.5 billion yen from the end of the previous consolidated fiscal period, totaling 398.8 billion yen.

(3) Status of the Consolidated Cash Flow

The balance of cash and cash equivalents at the end of the quarter was characterized by revenue of 29.2 billion yen as a result of operating activities. There were expenditures, however, of 12.8 billion yen due to investing activities including the acquisition of fixed assets. Also, there was 12.9 billion yen in expenditure for financing activities. Combining the increase of 0.4 billion yen brought about by the new consolidation of companies and the balance of 30.2 billion yen from the end of the previous fiscal period resulted in a balance of 34.1 billion yen at the end of the first quarter.

(Cash Flow from Operating Activities)

With regard to cash flow from operating activities, revenues amounted to 29.2 billion yen, a 3.3 billion yen (10.2%) decline relative to the corresponding quarter last year. Revenues were earned through the high load factor of thermal power plants used in the wholesale electric power business, and higher depreciation expenses resulting from changes in depreciation methods. Finally, factors such as a decrease in notes and accounts payable and higher payment amounts for items such as income taxes paid also had an effect.

(Cash Flow from Investing Activities)

Cash flow from investing activities increased 2.7 billion yen (27.1%) over the same quarter last year, amounting to 12.8 billion yen. Factors that impacted this amount were the construction of the Oma Nuclear Power Plant, higher construction costs for the newly consolidated Bay Side Energy Co., Ltd., as well as capital outlays for the CBK hydroelectric project.

(Cash Flow from Financing Activities)

Cash flow from financing activities declined 7.7 billion yen (37.4%) from the same quarter last year to total 12.9 billion yen in disbursements because of Increased loan repayment expenses and income from the issuance of corporate bonds.

CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of June.30,2005	As of Mar. 31, 2005	Increase / decrease	As of June.30,2004
(Assets)				
Property, Plant and Equipment	1,874,249	1,890,001	△ 15,751	1,930,585
Power plants	1,525,652	1,547,374	△ 21,721	1,602,736
Hydroelectric power production facilities	492,405	499,017	△ 6,611	505,310
Thermal power production facilities	668,114	686,072	△ 17,958	731,979
Internal combustion power generation facilities	18,136	10,071	8,065	—
Transmission facilities	272,630	276,661	△ 4,030	285,480
Transformation facilities	40,787	41,605	△ 817	43,888
Communication facilities	9,771	9,985	△ 213	10,564
General facilities	23,805	23,961	△ 155	25,512
Other property, plant & equipment	26,013	27,877	△ 1,863	28,651
Construction in progress	178,619	170,613	8,005	167,888
Investments and other assets	143,963	144,135	△ 171	131,309
Long-term investments	94,047	95,031	△ 984	84,795
Deferred tax assets	45,992	46,150	△ 157	44,355
Other investments	3,924	2,954	969	2,240
Allowance for doubtful accounts	△ 0	△ 1	1	△ 80
Current assets	137,965	131,654	6,310	141,510
Cash and bank deposits	34,228	30,351	3,876	31,857
Notes and accounts receivable	56,094	52,150	3,944	53,120
Short-term investments	971	1,551	△ 580	7,928
Inventories	16,189	13,158	3,030	17,431
Deferred tax assets	3,163	5,083	△ 1,920	3,296
Other current assets	27,343	29,383	△ 2,040	27,892
Allowance for doubtful accounts	△ 24	△ 24	—	△ 17
Total assets	2,012,215	2,021,655	△ 9,440	2,072,095

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of June.30,2005	As of Mar. 31, 2005	Increase / decrease	As of June.30,2004
(Liabilities, Minority Interests and Shareholders' Equity)				
Long-term liabilities	1,325,848	1,286,912	38,936	1,503,265
Bond	641,171	591,171	50,000	829,751
Long-term loans	629,482	639,929	△ 10,447	619,966
Accrued employee retirement benefits	45,091	45,729	△ 637	47,818
Other allowances	441	460	△ 19	407
Deferred tax liabilities	509	314	195	254
Other long-term liabilities	9,152	9,307	△ 154	5,066
Current liabilities	284,699	340,405	△ 55,705	197,621
Current portion of long-term debt and other	110,004	111,163	△ 1,159	58,520
Short-term loans	24,809	50,750	△ 25,940	37,592
Commercial paper	89,000	105,000	△ 16,000	35,000
Notes and accounts payable	11,135	11,053	81	8,051
Income and other taxes payable	12,792	21,783	△ 8,991	11,699
Other allowances	175	90	85	96
Other current liabilities	36,782	40,562	△ 3,780	46,660
Reserves under special laws	1,740	1,798	△ 57	1,026
Reserve for fluctuation in water levels	1,740	1,798	△ 57	1,026
Total liabilities	1,612,288	1,629,115	△ 16,827	1,701,913
Minority interests	1,107	1,212	△ 105	1,111
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,849	81,849	—	81,849
Retained earnings	159,107	152,121	6,985	130,419
Unrealized gain on other securities	5,721	6,207	△ 486	6,123
Foreign currency translation adjustments	△ 306	△ 1,299	993	△ 1,770
Treasury stock	△ 1	△ 1	△ 0	—
Total shareholders' equity	398,818	391,327	7,491	369,070
Total Liabilities, Minority Interests and Shareholders' Equity	2,012,215	2,021,655	△ 9,440	2,072,095

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Three months ended June.30,2005	Three months ended June.30,2004	Increase / decrease	Year ended Mar. 31, 2005
(Revenues)				
Operating revenues	144,711	135,859	8,852	594,375
Electric power	136,518	130,358	6,159	547,960
Other	8,193	5,501	2,692	46,414
Non-operating revenues	1,822	1,287	535	3,880
Dividend income	813	490	323	1,241
Interest income	150	196	△ 45	846
Equity income of affiliates	474	262	212	—
Other	383	338	44	1,792
Total Ordinary Revenues	146,534	137,147	9,387	598,255
(Expenses)				
Operating expenses	114,451	108,075	6,376	482,489
Electric power	104,949	100,508	4,441	431,678
Other	9,502	7,567	1,934	50,810
(Operating income)	(30,259)	(27,784)	(2,475)	(111,885)
Non-operating expenses	6,928	7,705	△ 776	58,673
Interest expenses	6,183	7,576	△ 1,392	50,881
Investment loss on equity method	—	—	—	1,311
Other	744	129	615	6,479
Total Ordinary Expenses	121,380	115,780	5,599	541,162
Ordinary income	25,153	21,366	3,787	57,093
(Provision for) reversal of reserve for fluctuation in water levels	△ 57	337	△ 394	1,108
Income before income taxes and minority interests	25,211	21,029	4,182	55,984
Income taxes - current	6,954	6,730	224	22,909
Income taxes - deferred	2,542	788	1,754	△ 2,511
Minority interests or losses	△ 45	16	△ 62	27
Net income	15,759	13,494	2,265	35,559

(Note) Figures less than one million yen have been rounded off.

STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Three months ended June.30,2005	Three months ended June.30,2004	Year ended Mar. 31, 2005
(Capital surplus)			
Capital surplus at beginning of year	81,849	81,849	81,849
Capital surplus at end of interim period	81,849	81,849	81,849
(Retained earnings)			
Retained earnings at beginning of year	152,121	123,213	123,213
Increase in retained earnings	15,946	13,735	35,870
Net income	15,759	13,494	35,559
Increase in retained earnings due to increase in consolidated subsidiaries	—	68	137
Increase due to the addition of affiliates accounted for by the equity method	187	173	173
Decrease in retained earnings	8,960	6,530	6,962
Dividends	8,328	5,410	5,410
Bonuses to directors and statutory auditors	162	132	132
Decrease in retained earnings due to increase in consolidated subsidiaries	400	987	1,420
Decrease due to the addition of affiliates accounted for by the equity method	69	—	—
Retained earnings at end of period	159,107	130,419	152,121

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Three months ended June.30,2005	Three months ended June.30,2004	Increase / Decrease	Year ended Mar. 31, 2005
Cash flows from operating activities:				
Income before income taxes and minority interests	25,211	21,029	4,182	55,984
Depreciation	33,433	30,687	2,745	125,339
Loss on impairment of fixed assets	—	—	—	1,959
Loss on disposal of property, plant and equipment	284	278	5	3,748
(Decrease) increase in accrued employee's retirement benefits	△ 637	△ 1,727	1,090	△ 3,817
Increase in reserve for fluctuation in water levels	△ 57	337	△ 394	1,108
Interest and dividends	△ 963	△ 686	△ 277	△ 2,087
Interest expenses	6,183	7,576	△ 1,392	50,881
(Increase) decrease in notes and accounts receivable	△ 1,219	△ 275	△ 943	△ 2,874
(Increase) in inventories	△ 3,135	△ 5,670	2,534	△ 1,471
(Decrease)Increase in notes and accounts payable	△ 4,481	△ 2,776	△ 1,705	1,151
Investment loss (profit) on equity method	△ 474	△ 262	△ 212	1,311
Others	△ 7,994	△ 5,001	△ 2,993	6,808
Sub-total	46,147	43,508	2,638	238,042
Interest and dividends received	1,359	575	783	1,857
Interest paid	△ 3,956	△ 4,371	414	△ 51,940
Income taxes paid	△ 14,334	△ 7,164	△ 7,169	△ 15,322
Net cash provided by operating activities	29,214	32,547	△ 3,333	172,637
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	△ 13,435	△ 10,397	△ 3,037	△ 57,825
Proceeds from constructions grants	4,459	1,863	2,595	4,386
Proceeds from sales of property, plant and equipment	527	29	497	543
Payments for investments and advances	△ 5,097	△ 1,125	△ 3,972	△ 19,952
Proceeds from collections of investments and advances	1,043	667	376	13,678
Proceeds from cash and cash equivalents due to inclusion in consolidation	—	—	—	8
Others	△ 378	△ 1,173	795	△ 1,424
Net cash used in investing activities	△ 12,881	△ 10,135	△ 2,745	△ 60,586
Cash flows from financing activities:				
Proceeds from issuance of bonds	49,794	—	49,794	89,952
Redemption of bonds	—	—	—	△ 279,910
Proceeds from long-term loans	897	—	897	73,600
Repayment of long-term loans	△ 13,178	△ 10,846	△ 2,332	△ 64,497
Proceeds from short-term loans	28,255	31,271	△ 3,016	198,485
Repayment of short-term loans	△ 54,294	△ 35,934	△ 18,359	△ 188,902
Proceeds from issuance of commercial paper	118,999	79,999	38,999	348,994
Redemption of commercial paper	△ 135,000	△ 85,000	△ 50,000	△ 284,000
Dividends paid	△ 8,328	—	△ 8,328	△ 5,410
Dividends paid to minority interests	△ 59	△ 108	48	△ 108
Others	△0	—	△0	△ 1
Net cash used in financing activities	△ 12,915	△ 20,618	7,702	△ 111,798
Foreign currency translation adjustments on cash and cash equivalents	111	△ 14	125	17
Net (decrease) increase in cash and cash equivalents	3,529	1,780	1,749	270
Cash and cash equivalents at beginning of year	30,221	27,673	2,547	27,673
Increase in cash from the addition of consolidated subsidiaries	346	2,272	△ 1,925	2,276
Cash and cash equivalents at end of the period	34,097	31,726	2,370	30,221

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

[Three Months ended June.30,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	136,518	8,193	144,711	—	144,711
(2) Intersegment sales					
Sales and transfers	323	48,823	49,147	(49,147)	—
Total sales	136,842	57,016	193,858	(49,147)	144,711
Operating expenses	109,754	54,334	164,089	(49,637)	114,451
Operating income	27,088	2,681	29,769	490	30,259

[Three Months ended June.30,2004] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	130,358	5,501	135,859	—	135,859
(2) Intersegment sales					
Sales and transfers	311	45,855	46,166	(46,166)	—
Total sales	130,669	51,356	182,026	(46,166)	135,859
Operating expenses	107,114	47,838	154,953	(46,878)	108,075
Operating income	23,554	3,517	27,072	711	27,784

[Year ended Mar.31,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	547,960	46,414	594,375	—	594,375
(2) Intersegment sales					
Sales and transfers	1,388	207,569	208,958	(208,958)	—
Total sales	549,348	253,984	803,333	(208,958)	594,375
Operating expenses	450,078	241,957	692,036	(209,547)	482,489
Operating income	99,270	12,026	111,296	589	111,885

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Three months ended June.30,2005 (A)	Three months ended June.30,2004 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	144,711	135,859	8,852	106.5
Electric power operating revenues	136,518	130,358	6,159	104.7
Electric power sales to other companies	120,383	114,790	5,593	104.9
Wholesale power business	116,557	113,610	2,947	102.6
Hydro	34,964	36,454	△ 1,490	95.9
Thermal	81,593	77,155	4,437	105.8
Other electric power businesses	3,825	1,179	2,645	324.3
Transmission revenues	15,286	15,293	△ 6	100.0
Other electricity revenues	848	274	573	308.7
Other operating revenues	8,193	5,501	2,692	148.9
Non-operating revenues	1,822	1,287	535	141.6
Dividend income	813	490	323	165.9
Interest income	150	196	△ 45	76.7
Equity income of affiliates	474	262	212	181.1
Other	383	338	44	113.2
Total Ordinary Revenues	146,534	137,147	9,387	106.8
Operating expenses	114,451	108,075	6,376	105.9
Electric power operating expenses	104,949	100,508	4,441	104.4
Personnel expenses	7,702	11,264	△ 3,561	68.4
Fuel cost	30,611	20,315	10,295	150.7
Repair expense	10,374	13,563	△ 3,188	76.5
Consignment cost	6,829	9,110	△ 2,280	75.0
Taxes and duties	7,423	7,485	△ 61	99.2
Depreciation and amortization cost	32,704	29,948	2,755	109.2
Other	9,303	8,820	483	105.5
Other operating expenses	9,502	7,567	1,934	125.6
Non-operating expenses	6,928	7,705	△ 776	89.9
Financial expenses	6,183	7,576	△ 1,392	81.6
Other	744	129	615	576.0
Total Ordinary Expenses	121,380	115,780	5,599	104.8
Ordinary income	25,153	21,366	3,787	117.7
(Provision for)reversal of reserve for fluctuation in water level	△ 57	337	△ 394	△ 17.2
Income before income taxes and minority interests	25,211	21,029	4,182	119.9
Income taxes－current	6,954	6,730	224	103.3
Income taxes – deferred	2,542	788	1,754	322.7
Minority interests or losses	△ 45	16	△ 62	△ 270.3
Net Income	15,759	13,494	2,265	116.8

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Three months ended June. 30, 2005 (A)	Three months ended June. 30, 2004 (B)	(A)-(B)
Wholesale power business	16,375	16,375	—
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Other electric power businesses(1)	483	180	303
Total	16,858	16,555	303

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co.,Ltd.,Green Power Aso Co.,Ltd.,J-Wind TAHARA Ltd.,and Dream-Up Tomamae Co., Ltd.

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Three months ended June. 30, 2005 (A)		Three months ended June. 30, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	13,484	116,557	12,634	113,610	850	2,947
Hydroelectric	2,480	34,964	3,307	36,454	△ 827	△ 1,490
Thermal	11,004	81,593	9,327	77,155	1,677	4,437
Other electric power businesses(1)	355	3,825	71	1,179	284	2,645
Subtotal	13,839	120,383	12,705	114,790	1,134	5,593
Transmission	—	15,286	—	15,293	—	△ 6
Total	13,839	135,669	12,705	130,083	1,134	5,586

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co.,Ltd.,Green Power Aso Co.,Ltd.,J-Wind TAHARA Ltd.,and Dream-Up Tomamae Co., Ltd.

(3) Result of water supply rate (Units: %)

	Three months ended June. 30, 2005 (A)	Three months ended June. 30, 2004 (B)	(A)-(B)
Water supply rate	87	114	△ 27

Non-Consolidated Financial Statements (Unaudited)

(for the Three Months Ended June 30, 2005)

August 9, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices : Yes

Method of depreciation of depreciable assets

Monthly amounts for depreciation planned for the year are recorded.

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 3-month period: Yes

Change in the method of depreciation of fixed assets in the electric power business.

Previously, the straight-line method of depreciation was applied to all property, plant and equipment (except for environmental protection equipment) at the Matsuura and Tachibanawan Thermal Power Plants. However, depreciation changed to the declining-balance method beginning this quarter.

With respect to the method of depreciating the above facilities at these two thermal power plants, it was necessary to attempt to reconcile the method of rates calculation on the basis of a fair cost plus fair return on capital, taking into account the business environment at the time operation was begun. Therefore, unlike the other thermal power plants, the straight-line method was employed.

In April 2005, Japan Electric Power Exchange began operations and, when the trading price of electricity that was becoming formed there was made known, it turned out that demands for lower rates from wholesale electric power companies had grown even stronger, resulting in a change in the assumptions concerning the Company's wholesale power rate estimates compared with the time when the depreciation method for the two thermal power plants was selected.

In view of this state of affairs, the depreciation method for the two thermal power plants has been changed to the declining-balance method, which is the same as for the other thermal power plants, and it has been decided to attempt to improve operating efficiency by unifying the depreciation method used in management accounting for the entire thermal power plant business with the depreciation method used in financial accounting relating to individual power plant assets. We believe that the change in this depreciation method will strengthen our financial position by accelerating the recovery of invested capital.

Compared with maintaining the same methods as before, this change will increase depreciation expenses for the current quarter by 3,564 million yen and reduce operating income, ordinary income and income before income taxes for the quarter by the same amount.

2. Business Performance (From April 1, 2005 to June 30, 2005)

(1)Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Three months ended June.30, 2005	134,012 (2.6)	26,768 (13.4)	22,240 (25.8)
Three months ended June.30, 2004	130,590 (-)	23,613 (-)	17,676 (-)
Year ended Mar.31, 2005	546,702	98,738	47,415

	Net Income	Net income per Share	Fully diluted Net Income per Share
	Unit: million yen %	yen	Yen
Three months ended June.30, 2005	14,484 (23.4)	104.35	—
Three months ended June.30, 2004	11,739 (-)	84.57	—
Year ended Mar.31, 2005	31,266	224.89	—

(Notes) Figures in brackets are changes in percentage from the previous periods.

(2)Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit: million yen	Unit: million yen	%	yen
Three months ended June.30, 2005	1,938,261	375,770	19.4	2,707.14
Three months ended June.30, 2004	2,008,365	350,462	17.5	2,524.80
Year ended Mar.31, 2005	1,949,660	370,137	19.0	2,666.19

3. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2005	approximately 263,000	approximately 29,000	approximately 19,000
Year ending Mar.31, 2006	approximately 525,000	approximately 43,000	approximately 28,000

(Reference) Projected net income per share (Annual) : approximately 201.72 yen

"Qualitative information relating to Forecast"

Due to changes in forecast, full-quarter depreciation costs for the fiscal year ending March 2006 are expected to increase by approximately 14.3 billion yen, but this increased expense is to be dealt with by means of a revision of the administrative plans relating to overall operating costs, and no change is anticipated for the fiscal year ending March 2006 financial results announced in May.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of June.30,2005	As of Mar. 31, 2005	Increase / decrease	As of June.30,2004
(Assets)				
Property, Plant and Equipment	1,841,910	1,856,227	△ 14,317	1,902,560
Power plants	1,515,505	1,545,226	△ 29,720	1,619,056
Hydroelectric power production facilities	488,108	494,625	△ 6,517	509,205
Thermal power production facilities	673,905	691,781	△ 17,876	737,785
Transmission facilities	276,646	280,726	△ 4,080	289,484
Transformation facilities	41,903	42,733	△ 830	44,973
Communication facilities	10,509	10,748	△ 238	11,366
General facilities	24,433	24,609	△ 176	26,241
Incidental business-related property, plant & equipment	382	399	△ 16	125
Non-operating property, plant & equipment	507	513	△ 5	—
Construction in progress	180,653	174,187	6,465	167,577
Investments and other assets	144,860	135,901	8,959	115,800
Long-term investments	42,512	43,186	△ 674	41,023
Long-term investments in affiliated Companies	72,690	63,263	9,427	47,787
Long-term prepaid expenses	2,822	2,730	91	2,190
Deferred tax assets	26,835	26,721	114	24,798
Current assets	96,351	93,432	2,918	105,805
Cash and bank deposits	6,048	7,505	△ 1,457	17,853
Acceptance receivable	2	—	2	1
Accounts receivable	52,108	47,207	4,900	49,853
Accrued income	1,349	6,667	△ 5,317	977
Short-term investments	—	—	—	7,442
Inventories	14,769	11,999	2,770	13,884
Prepaid expenses	3,770	1,122	2,648	3,323
Short-term loans to affiliated Companies	4,302	7,142	△ 2,840	3,632
Deferred tax assets	1,559	3,346	△ 1,786	1,647
Other current assets	12,439	8,440	3,999	7,189
Total assets	1,938,261	1,949,660	△ 11,398	2,008,365

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of June.30,2005	As of Mar. 31, 2005	Increase / decrease	As of June.30,2004
(Liabilities)				
Long-term liabilities	1,291,575	1,253,566	38,008	1,473,160
Bond	641,171	591,171	50,000	829,751
Long-term loans	608,323	619,495	△ 11,171	602,800
Long-term accrued liabilities	956	956	—	1,014
Accrued employee retirement benefits	33,745	34,409	△ 664	36,266
Other long-term liabilities	7,379	7,533	△ 154	3,328
Current liabilities	269,174	324,157	△ 54,983	183,716
Current portion of long-term debt and other	106,776	107,593	△ 817	56,614
Short-term loans	23,000	47,000	△ 24,000	35,000
Commercial paper	89,000	105,000	△ 16,000	35,000
Accounts payable	4,605	3,446	1,158	1,718
Accrued accounts	1,808	4,309	△ 2,500	8,507
Accrued expenses	11,283	10,994	289	13,558
Income and other taxes payable	10,774	18,708	△ 7,934	9,409
Deposits received	1,772	236	1,536	1,498
Short-term debt to affiliated companies	18,844	24,857	△ 6,013	21,195
Advances received	554	399	154	599
Other current liabilities	753	1,610	△ 857	615
Reserves under special laws	1,740	1,798	△ 57	1,026
Reserve for fluctuation in water levels	1,740	1,798	△ 57	1,026
Total liabilities	1,562,490	1,579,522	△ 17,031	1,657,903
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,852	81,852	—	81,852
Additional paid-in capital	81,852	81,852	—	81,852
Retained earnings	136,085	129,979	6,105	110,452
Legal reserve	6,029	6,029	—	6,029
Voluntary reserve	94,897	74,887	20,009	74,884
Reserve for loss from overseas investment, etc.	56	51	5	51
Reserve for special disaster	19	14	4	14
Exchange-fluctuation preparation reserve	1,960	1,960	—	1,960
General reserve	92,861	72,861	20,000	72,861
Unappropriated retained earnings at the end of the term	35,158	49,062	△ 13,903	29,534
Unrealized gain on securities	5,386	5,858	△ 472	5,708
Treasury stock	△ 1	△ 1	△ 0	—
Total shareholders' equity	375,770	370,137	5,632	350,462
Total Liabilities and Shareholders' Equity	1,938,261	1,949,660	△ 11,398	2,008,365

(Note) Figures less than one million yen have been rounded off.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Three months ended June.30,2005	Three months ended June.30,2004	Increase / decrease	Year ended Mar. 31, 2005
Ordinary revenues				
Operating revenues	134,012	130,590	3,421	546,702
Electric power	133,008	129,489	3,518	540,665
Electric power sales to other companies	116,557	113,610	2,947	476,335
Transmission revenues	15,286	15,293	△ 6	61,194
Other electricity revenues	1,164	585	578	3,136
Incidental business revenues	1,004	1,101	△ 96	6,037
Consulting business	322	587	△ 264	3,375
Coal sales business	628	490	138	2,473
Other incidental business	53	23	29	188
Non-operating revenues	1,802	1,574	227	3,871
Financial revenues	1,585	1,409	175	2,683
Dividend income	1,391	1,227	164	1,841
Interest income	193	182	11	842
Non-business revenues	217	165	52	1,187
Gain on sale of fixed assets	19	—	19	16
Other	197	165	32	1,171
Total ordinary revenues	135,815	132,165	3,649	550,573
Ordinary expenses				
Operating expenses	107,243	106,977	266	447,964
Electric power	106,281	106,154	127	442,754
Hydroelectric power production expenses	14,238	13,644	594	68,883
Thermal power production expenses	68,960	62,748	6,211	262,271
Transmission expenses	7,216	7,428	△ 212	32,391
Transformation expenses	1,719	2,139	△ 420	7,577
Selling expenses	277	245	32	948
Communication expenses	1,122	1,155	△ 32	5,384
General and administrative expenses	11,020	17,104	△ 6,083	58,229
Enterprise tax	1,726	1,688	37	7,067
Incidental business expenses	961	822	139	5,210
Consulting business	257	437	△ 179	2,629
Coal sales business	637	335	301	2,315
Other incidental business	66	49	17	264
(Operating income)	(26,768)	(23,613)	(3,155)	(98,738)
Non-operating expenses	6,331	7,512	△ 1,180	55,193
Financial expenses	6,248	7,466	△ 1,217	51,044
Interest expenses	6,043	7,466	△ 1,423	50,374
Amortization of bond issue expenses	196	—	196	621
Amortization of bond issue discount	9	—	9	48
Non-business expenses	82	45	37	4,149
Loss on sale of fixed assets	0	23	△ 23	23
Other	82	22	60	4,126
Total ordinary expenses	113,575	114,489	△ 914	503,158
Ordinary income	22,240	17,676	4,563	47,415
(Provision for) reversal of reserve for fluctuation in water levels	△ 57	337	△ 394	1,108
Income before income taxes	22,297	17,339	4,958	46,306
Income taxes - current	5,875	5,004	870	18,151
Income taxes - deferred	1,938	595	1,342	△ 3,111
Net income	14,484	11,739	2,745	31,266
Retained earnings brought from previous term	20,673	17,190	3,483	17,190
Unappropriated retained earnings	35,158	29,534	5,623	49,062

(Note) ① Figures less than one million yen have been rounded off.

②Unappropriated retained earnings at the three months ended June 30, 2004 and the year ended March 31,2005 includes 604 million yen in unappropriated retained earnings at Denpatsu Holding Company Ltd., which was absorbed on April 1,2004.

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Three months ended June.30,2005 (A)	Three months ended June.30,2004 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	134,012	130,590	3,421	102.6	98.7	98.8
Electric power sales to other companies	116,557	113,610	2,947	102.6	85.8	86.0
Hydro	34,964	36,454	△ 1,490	95.9	25.7	27.6
Thermal	81,593	77,155	4,437	105.8	60.1	58.4
Transmission revenues	15,286	15,293	△ 6	100.0	11.3	11.6
Other electricity revenues	1,164	585	578	198.7	0.9	0.4
Incidential business revenues	1,004	1,101	△ 96	91.2	0.7	0.8
Non-operating revenues	1,802	1,574	227	114.4	1.3	1.2
Total	135,815	132,165	3,649	102.8	100.0	100.0
Ordinary expenses						
Operating expenses	107,243	106,977	266	100.2	94.4	93.4
Personnel expenses	7,700	11,283	△ 3,582	68.2	6.8	9.8
Fuel cost	29,759	20,792	8,966	143.1	26.2	18.2
Repair expense	11,434	16,288	△ 4,854	70.2	10.1	14.2
Taxes and duties	7,278	7,415	△ 137	98.2	6.4	6.5
Depreciation and amortization cost	32,548	30,325	2,222	107.3	28.6	26.5
Other	17,560	20,047	△ 2,487	87.6	15.5	17.5
Incidential business expenses	961	822	139	116.9	0.8	0.7
Non-operating expenses	6,331	7,512	△ 1,180	84.3	5.6	6.6
Financial expenses	6,248	7,466	△ 1,217	83.7	5.5	6.5
Other	82	45	37	181.3	0.1	0.1
Total	113,575	114,489	△ 914	99.2	100.0	100.0
Ordinary income	22,240	17,676	4,563	125.8		
(Provision for) reversal of reserve for fluctuation in water levels	△57	337	△ 394	△17.2		
Income before income taxes	22,297	17,339	4,958	128.6		
Income taxes	7,813	5,600	2,213	139.5		
current	5,875	5,004	870	117.4		
deferred	1,938	595	1,342	325.6		
Net Income	14,484	11,739	2,745	123.4		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Three months ended June.30, 2005 (A)	Three months ended June.30, 2004 (B)	(A)-(B)
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Total	16,375	16,375	—

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Three months ended June.30, 2005 (A)		Three months ended June.30, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	2,480	34,964	3,307	36,454	△ 827	△ 1,490
Thermal	11,004	81,593	9,327	77,155	1,677	4,437
Subtotal	13,484	116,557	12,634	113,610	850	2,947
Transmission	—	15,286	—	15,293	—	△ 6
Total	13,484	131,844	12,634	128,903	850	2,940

(3) Results of water supply rate (Units: %)

	Three months ended June.30, 2005 (A)	Three months ended June.30, 2004 (B)	(A)-(B)
Water supply rate	87	114	△ 27

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the Japanese original shall prevail. The English translation omits to render notes to financial statements and the style of translation is not a literal translation but a free translation.

Electric Power Development Co., Ltd. hereby disclaims all representations and warranties with respect to this translation, whether express or implied, including, without limitation, any representations or warranties with respect to accuracy, reliability or completeness of this translation. In no event shall Electric Power Development Co., Ltd. be liable for any damages of any kind or nature, including, without limitation, direct, indirect, special, punitive, consequential or incidental damages arising from or in connection with this translation.

Securities code: 9513
June 6, 2005

Electric Power Development Co., Ltd. (J-POWER)

Dear Shareholders

Notice of Convocation of the 53rd Ordinary General Meeting of Shareholders

We are pleased to notify you of the 53rd Ordinary General Meeting of Shareholders as detailed below, and look forward to your attendance.
If you are unable to attend, kindly review the attached Reference Materials for Exercising Voting Rights, mark the enclosed proxy voting ballot for or against each Resolution, sign it, and return it to us by mail.

Sincerely,

Yoshihiko Nakagaki
President and Representative Director
Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku, Tokyo

Details

1. Date & Time: June 29, 2005, 10:00 a.m. (Wednesday)

2. Place: Tokyo Prince Hotel
3-1, Shibakoen 3-chome, Minato-ku, Tokyo

3. Agenda

Items to be Reported

Item 1: The Business Report, the Balance Sheet, and the Statement of Income for the 53rd fiscal year (April 1, 2004–March 31, 2005)

Item 2: The Consolidated Balance Sheet and the Consolidated Statement of Income for the 53rd fiscal year (April 1, 2004–March 31, 2005), in addition to the results of the audit of the Consolidated Financial Statements by the company's accounting auditor and the Board of Auditors

Items to be Resolved

Item 1: Approval of the proposed appropriation of retained earnings for the 53rd fiscal year

Item 2: Partial amendment of the Articles of Incorporation
Details of the proposed resolution may be found in the Reference Materials for Exercising Voting Rights.

Item 3: Election of one (1) director

Item 4: Payment of retirement benefit to a retiring director

END

If attending the meeting in person, kindly submit your ballot at the reception desk.

Reference Materials for Exercising Voting Rights

1. Number of total voting rights: 1,388,042

2. Items to be resolved and references

Item 1: Approval of the proposed appropriation of retained earnings for the 53rd fiscal year

Details of this item can be found in the attached 53rd fiscal year report.

The Company recognizes the need to strengthen its financial position, and our basic policy on profit distribution is to continue paying a stable dividend while at the same time increasing internal reserves to enhance the company's fundamentals.

Internal reserves will be used to reduce interest-bearing debt and invest in new business in an effort to continue raising enterprise value.

In view of the foregoing, we propose a per-share dividend of ¥60, identical to last year.

Item 2: Partial amendment of the Articles of Incorporation

1. Reason for the amendment

In conjunction with being listed on the exchange, the Company agreed to have the stock certificates it issues handled by the Japan Securities Depository Center, Inc. in accordance with Act 30 of 1984, i.e. the "Law concerning deposit and transfer of stock certificates". This leads to possible inconsistency between the nominal shareholder, which would be the Center in this case, and the beneficial shareholders, and necessitates an amendment in the clause concerning beneficial stockholders and the beneficial stockholder register.

2. Details of the amendment.

The details of the changes are as follows.

(Changed portions are underlined)

Current clause	Proposed changes
(Record date) Article 9. The Company shall deem the shareholder having voting rights as recorded or set forth in the register of shareholder at the closing thereof on March 31 of each year to be the shareholder entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for such accounting period. 2. (omitted)	(Record date) Article 9. The Company shall deem the shareholder <u>(hereinafter, including a beneficial shareholder)</u> having voting rights as recorded or set forth in the register of shareholders <u>(hereinafter, including the register of beneficial shareholders)</u> at the closing thereof on March 31 of each year to be the shareholder entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for such accounting period. 2. (no change)

Item 3: Election of one (1) director

Following the resignation of Director Youki Kawata on June 15, 2005, the election of one (1) Director is requested.

Director Candidate

Name (Date of Birth)		Brief Personal History (Representative positions in other companies)	Number of Shares of the Company Held (shares)
Shinichiro Ota (May 13, 1946)	July 1969	Joined the Ministry of International Trade and Industry (currently METI)	0 shares
	June 1998	Director-General of the Environmental Protection and Industrial Location Bureau	
	Sep. 1999	Director-General of the Machinery and Information Industries Bureau	
	Jan. 2001	Director-General of the Commerce and Information Policy Bureau within the Ministry of Economy, Trade and Industry (METI)	
	July 2002	Commissioner of the Japan Patent Office (under the jurisdiction of METI)	
	July 2003	Retirement from the Civil Service	
	Sep. 2003	Adviser to Sompo Japan Insurance Inc. (current position)	

Notes: 1. The candidate intends to submit his resignation as an advisor to Sompo Japan Insurance Inc. by the date of the general shareholders' meeting.

2. The candidate has no conflict of interest that would interfere with the execution of his duties for the Company.

3. In accordance with the regulations of the National Civil Service Law, the candidate is not permitted to express his intention to assume the post, and had not done so as of May 23, 2005. However, he is expected to express his intention by the date of the general shareholders' meeting.

Item 4: Payment of retirement benefit to a retiring director

Director Youki Kawata will retire from office on June 15, 2005. To reward him for the services he rendered, the Board of Directors proposes to pay retirement benefit in an amount deemed reasonable in accordance with the rules prescribed by the Company. It is proposed that the details of the terms of the amount, and the time and method of payment be determined by the Board of Directors.

The retiring director's final position in the Company is as follows:

Name		Brief Personal History
Youki Kawata	June 2001	Executive Vice President and Representative Director (current position)

END

Business Report for the 53rd Term

April 1, 2004-March 31, 2005

Electric Power Development Co., Ltd.

I. Operating Results

1. Overview of Operation

During the period under review, the Japanese economy recovered at a modest pace, while weak exports led to inventory adjustments. On the other hand, the economy showed signs of a stable recovery due to improvement of corporate performance including operating revenues and an increase in capital expenditures.

In this business environment, industrial demand for electric power in Japan increased compared to the previous year as a result of demand from large-load customers in the machinery, steel, and chemical industries, reflecting the gradual economic recovery. Consumer demand was also higher, thanks in part to an increase in air conditioning demand due to the record hot summer weather. As a result, combined industrial and consumer electric power demand increased compared to the previous year in fiscal 2004 for the first time in two years.

Under these circumstances, sales of hydroelectric power increased 3.0% to 11.2 billion kWh, as water flows were higher than last year, with the water supply rate rising from 109% to 118%. Thermal power was up 2.9% to 49.3 billion kWh, underpinned by firm demand for electric power. As a result, the quantity of power sold by the company grew to 60.5 billion kWh, a 2.9% increase over the previous year.

Operating revenues for electric power sales in this period grew 4.2% compared to the previous year to ¥540,665 million, reflecting the increase in electric sales volume of hydroelectric and thermal power, though we have lowered our fees for electricity generated at some of our power plants. Operating revenues for incidental business rose 66.9% to ¥6,037 million due to an increase in the revenues of the consulting and coal sales business. As a result, total operating revenue grew 4.6% to ¥546,702 million. Ordinary revenues, which include non-operating revenues, rose 4.8% to ¥550,573 million.

Despite a decline in personnel expenses and progress in fixed-rate depreciation, operating expenses for electric power sales increased 10.5% compared to the previous year to ¥442,754 million due to an increase in fuel expenses caused by high utilization of thermal power plants, an increase in repair expenses as a routine inspections, and total operating expenses including incidental business expenses rose 10.9% to ¥447,964 million. Non-operating expenses fell 37.4% to ¥55,193 million due to a sharp decline in interest expenses, but ordinary expenses rose 2.3% to ¥503,158 million.

As a result, ordinary income increased 41.4% compared to the previous year to ¥47,415 million, and after a provision to the reserve for fluctuation in water levels resulting from the high water flows and income taxes, net profit reached ¥31,266 million, an increase 44.0% compared to the previous year.

2. Issues Facing the Company

The Company achieved full privatization as a result of listing its shares on the First Section of the Tokyo Stock Exchange in October 2004, one year after the repeal of the Electric Power Development Promotion Law, which formed the basis of the Company's founding.

Japan's electric power industry faces a major turning point in the trend toward deregulation due to an expansion in the scope of deregulation in the retail electricity market and the launch of the Japan Electric Power Exchange in April 2005. We expect competition in the electric power industry to grow more intense as a result of these changes.

The Company and its Group are taking the following initiatives in response to this business environment.

(1) Enhancing Competitiveness of Wholesale Power Electricity Business and Maintaining Steady Growth

In light of changes in the business environment, in its main wholesale power business, the Company seeks to raise profitability by enhancing the competitiveness of existing facilities through cost reductions. As part of the Third Phase of the Restructure Plan initiated in fiscal 2001, we have been working to reform the group's management structure, enhance employee efficiency, reduce costs, strengthen our financial position, and achieve other plan objectives as we approach the final year of the plan.

For new facilities, we plan to begin construction of the Isogo New No.2 thermal power plant in Kanagawa Prefecture in August 2005. The new 600MW facility is scheduled to begin commercial operation in July 2009. Additionally, the government is currently conducting a safety review of our plans for the Oma nuclear power plant in Aomori Prefecture. We plan to begin building the 1,383MW facility in August 2006 and commence commercial operations in March 2012. We aim to achieve optimal financing for these major capital expenditures by maintaining construction schedules, reducing construction costs, and appropriately allocating cash flow in raising funds.

(2) Stepping Up Efforts in New Electric Power Businesses and New Areas of Business

In its domestic electric power business, the Company has participated in three wholesale power supply projects to provide 520MW of power to EPCOs, the regional general electric utilities that supply electricity to general retail customers, through IPPs and three wholesale power supply prejects to provide 320MW to PPSs. We also hope to help promote the sound development of new wholesale electric power markets by use of the Japan Electric Power Exchange.

In our overseas power generation business, we are participating in 14 IPP projects in five countries and regions, primarily in Asia, where high growth in electric power demand is anticipated. Commercial operations have commenced at 12 of these 14 projects and the output is 2,830 MW. Going forward, we aim to develop our overseas power generation business into a second mainstay business while appropriately managing risk.

The Company is involved in developing wind power energy as a part of its efforts to create new businesses. Seven wind power plants are now operating commercially while two others are still under construction. These facilities will have a combined output of 210 MW. We are also looking to create new profit sources in other areas of business by leveraging the Group's core operational and technological competencies developed during a half century of conducting business both in Japan and overseas.

(3) Responding to Global Warming Issues

As the owner of several coal-fired thermal power plants, the Company is engaged in a wide range of activities to address the problem of global warming. In addition to steady progress on the Oma nuclear power plant, which will provide a carbon dioxide-free source of power, we are also developing wind power, waste power generation, and coal gasification technology and are pursuing projects overseas to give shape to flexibility measures in the Kyoto Protocol, such as Joint Implementation[1] and the Clean Development Mechanism[2].

The Company has set management targets in "the FY 2005 J-POWER Group Management Plan" with the aim of achieving the objectives outlined in sections (1) through (3) above. The entire Group is working together to enhance its profit-earning capacity by raising efficiency, and to continuously increase enterprise value by expanding its business in areas with growth potential.

1. The Joint Implementation is a mechanism that allows advanced countries to jointly implement projects to reduce emissions, or remove carbon from the atmosphere, and for the investing countries to earn credits from the emission reductions to help achieve their numerical targets.

2. The Clean Development Mechanism allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country, and for the advanced country to earn credits for a portion of the reductions achieved.

3. Capital Investment

Total capital investment: ¥42,133 million

Major construction projects

	Power generation facilities
Under construction	(Hydroelectric power) Tokuyama Power Plant (153,000 kW)
Pre-construction	(Nuclear power) Oma Nuclear Power Plant (1,383,000 kW)

4. Capital Raised

The company issued corporate bonds and made long-term borrowings as follows for purposes of capital investment and repayment of interest-bearing debt.

Type	Amount	Remarks
Corporate bonds	¥90,000 million	Domestic straight bonds
Long-term borrowings	¥70,000 million	
Total	¥160,000 million	

5. Trend in Operating Results and Assets

Item	50th term FY2001	51st term FY2002	52nd term FY2003	53rd term FY2004
Ordinary revenues (¥million)	547,733	546,209	522,595	546,702
Ordinary income (¥million)	36,883	27,275	33,522	47,415
Net income (¥million)	14,711	17,121	21,718	31,266
Earnings per share (yen)	208.38	241.69	240.25	224.89
Total assets (¥million)	2,260,233	2,137,705	2,004,703	1,949,660
Shareholders' equity (¥million)	141,143	153,603	338,336	370,137

Notes: 1. During the 52nd term, on December 18, 2003, the Company increased capital through a third party allocation of 68,208,000 shares.

II. Company Overview (as of March 31, 2005)

1. Primary business

Electric power business

2. Shares

(1) Total number of shares authorized for issue: 550,000,000

(2) Total number of shares issued and outstanding: 138,808,000

(3) Number of shareholders: 62,465

(4) Major shareholders

Shareholder name	Number of shares held (thousands)	Equity stake (%)	Investment by the Company in shareholder	
			Number of shares held (thousands)	Equity stake (%)
Morgan Stanley and Company, Inc.	14,940	10.76	—	—
The Master Trust Bank of Japan, Ltd. (Account in trust)	6,484	4.67	—	—
Mizuho Corporate Bank, Ltd.	6,315	4.55	—	—
Japan Trustee Services Bank, Ltd. (Account in trust)	5,359	3.86	—	—
Nippon Life Insurance Company	4,885	3.52	—	—
Daido Life Insurance Company	3,048	2.20	—	—
Sumitomo Mitsui Banking Corporation	2,129	1.53	—	—
Goldman Sachs International	1,939	1.40	—	—
The Chase Manhattan Bank, NA London, SL Omnibus Account	1,901	1.37	—	—
State Street Bank and Trust Company	1,898	1.37	—	—

Notes: 1. As of March 31, 2005, the Company held 10,000 shares of preferred stock in Mizuho Financial Group, the wholly owning parent company of Mizuho Holdings, which is the wholly owning parent company of Mizuho Corporate Bank.

2. As of March 31, 2005, the Company held 2,876,525 of common stocks (1.19%) of T&D Holdings Corporation, the wholly owning parent company of Daido Life Insurance Company.

3. It has been reported to us by means of a change report related to the report on large holdings dated March 8, 2005 and submitted by Schroder Investment Management (Japan) Limited that the total number of shares held by the investment management companies of the same group is 11,755,600 as of February 28, 2005, but this is not listed in the table above due to the fact that we cannot verify the actual holdings of the company.

3. Acquisition of Company shares for inclusion in treasury stock, and for disposal and holding of shares in treasury

(1) Shares acquired

Ordinary shares: 481

Acquisition cost: ¥1,482 thousand

(2) Shares disposed of:

None

(3) Shares cancelled:

None

(4) Shareholdings at closing:

481

4. Employees

Number of employees (charge from end of previous term)	Average age	Average years of service
2,144 (Down 242)	38.3	17.8 years

5. The Company's Group

(1) Major subsidiaries

Company name	Capital (¥ million)	Equity stake (%)	Major businesses
Green Power Kuzumaki Co., Ltd. (Iwate-gun, Iwate Prefecture)	490	100	Construction and operation of wind power plants
Dream-Up Tomamae Co., Ltd. (Tomamae-gun, Hokkaido Prefecture)	10	100	Construction and operation of wind power plants
Green Power Aso Co., Ltd. (Aso-gun, Kumamoto Prefecture)	490	81	Construction and operation of wind power plants
ITOIGAWA POWER Inc. (Itoigawa City, Niigata Prefecture)	1,006	80	Electric power supply
Nagasaki-Shikamachi Wind Power Co., Ltd. (Kita-matsuura-gun, Nagasaki Prefecture)	490	70	Construction and operation of wind power plants
Nikaho-kogen Wind Power Co., Ltd. (Yuri-gun, Akita Prefecture)	100	67	Construction and operation of wind power plants
J-Wind TAHARA Ltd. (Tahara City, Aichi Prefecture)	245	66	Construction and operation of wind power plants
Ichihara Power Co., Ltd. (Ichihara City, Chiba Prefecture)	490	60	Electric power supply
JPOWER GENEX CAPITAL Co., Ltd. (Chuo-ku, Tokyo)	570	100	Management of IPP projects
Jpec Co., Ltd. (Chuo-ku, Tokyo)	500	100	Construction, technical development, design, consulting, maintenance and research for thermal and nuclear power plants; unloading and transporting of coal to thermal power plants; sale of flied ash; shipping of coal for thermal power plants; research, construction and maintenance for environmental engineering; research and planning of environmental conservation
JPHYTECH Co., Ltd. (Chiyoda-ku, Tokyo)	500	100	Construction, technical development, design, consulting, maintenance and research for hydroelectric power plants, substations and transmission lines; surveying and compensation of construction sites; civil engineering, construction management and construction services
Kaihatsu Denshi Gijutsu Co., Ltd. (Bunkyo-ku, Tokyo)	110	100	Construction and maintenance of electronic and communications facilities
EPDC CoalTech and Marine Co., Ltd. (Chuo-ku, Tokyo)	20	100 (100)	Marine transportion of ash and flied ash from thermal power plants
Kaihatsu Sekkei Consultant Co., Ltd. (Nakano-ku, Tokyo)	20	100	Design and construction management of electric power facilities; engineering and construction
J-POWER RESOURCES Co., Ltd. (Chuo-ku, Tokyo)	1,000	100	Research, exploration and development of, and investments in coal mines
J-POWER AUSTRALIA PTY.LTD. (Australia)	10,000,000 A$	100 (100)	Investments in coal mines in Australia
JP Business Service Corporation (Koto-ku, Tokyo)	450	100	Operation of welfare facilities; facility maintenance; business process outsourcing; development of computer software
J-Power Investment Netherlands B.V. Netherlands	50,000,000 Euro	100	Management of overseas investments

Note: The equity stake values shown in parentheses are indirect holding ratios.

(2) Major affiliated companies

Company name	Capital	Equity stake (%)	Major businesses
Gulf Electric Public Co., Ltd. (Thailand)	5,874 million baht	49	Holding company for thermal power generation companies
Thaioil Power Co., Ltd. (Thailand)	2,810 million baht	19	Operation of gas cogeneration facilities
SEC HoldCo, S.A. (Spain)	121 thousand Euros	50 (50)	Operation of wind power generation facilities
GENEX COMPANY, LIMITED Kawasaki City, Kanagawa Prefecture	¥2.8 billion	40 (40)	Electric power supply
Chiahui Power Corporation (Taiwan)	4,300 million NT$	40 (40)	Operation of gas combined cycle power plants
Gulf Energy Co., Ltd. (Thailand)	2,022 million baht	0 [100]	Holding company for thermal power generation companies
Gulf IPP Co., Ltd. (Thailand)	2,021 million baht	0 [100]	Holding company for thermal power generation companies
Gulf Power Generation Co., Ltd. (Thailand)	1,850 million baht	0 [100]	Construction and operation of thermal power plants
Nong Khae Cogeneration Co., Ltd. (Thailand)	1,241 million baht	0 [100]	Operation of gas cogeneration facilities
Samutprakarn Cogeneration Co., Ltd. (Thailand)	981 million baht	0 [100]	Operation of gas cogeneration facilities
Gulf Cogeneration Co., Ltd. (Thailand)	850 million baht	0 [100]	Operation of gas cogeneration facilities
SPP General Services Co., Ltd. (Thailand)	900 thousand baht	0 [100]	Plant service for gas thermal power plants
Trang Biomass Co., Ltd. (Thailand)	250 thousand baht	0 [100]	Construction and operation of bio-mass power plants
Gulf Yala Green Co., Ltd. (Thailand)	200 million baht	0 [95]	Construction and operation of bio-mass power plants
Independent Power (Thailand) Co., Ltd. (Thailand)	1,771 million baht	0 [56]	Operation of gas combined cycle power plants

Note: The equity stake values shown in parentheses are indirect holding ratios, while those shown in brackets are the ratios held by closely-related parties or parties in agreement.

(3) Changes in corporate relationships

a. Relationship to parent

J-POWER Privatization Fund Co., Ltd., which was previously the Company's parent company, sold its entire shareholding in the Company and ceased to be its parent company when the Company listed its shares on the First Section of the Tokyo Stock Exchange on October 6, 2004.

b. Reorganization of group companies

The Company reorganized group companies on April 1, 2004 in order to step up efforts to advance group-wide operations and reduce costs with the aim of enhancing the competitiveness of the wholesale power business. The following consolidated subsidiaries were affected by this reorganization. Denpatsu Holding Co., Ltd. was absorbed by the Company. EPDC Industrial Co., Ltd. merged with The Kaihatsu Keisan Center Ltd. and the resulting company was named JP Business Service Corporation. Kaihatsu Koji Co., Ltd. absorbed the compensation division of Denpatsu Kankyo Ryokka Center Co., Ltd. and the hydroelectric, transmission, and substation division of Kaihatsu Denki Co., Ltd. and was renamed JPHYTEC Co., Ltd. Kaihatsu Denki Co., Ltd. absorbed the environmental afforestation division of Denpatsu Kankyo Ryokka Center Co., Ltd. and the power plant coal delivery and coal marine transport division of EPDC CoalTech and Marine Co., Ltd. and was renamed JPec Co., Ltd. The Company decided to dissolve Denpatsu Kankyo Ryokka Center Co., Ltd. on April 5, 2004 due to the foregoing reorganization, and its liquidation was completed on June 14, 2004.

6. Major Lenders

Lender	Loan balance as of the balance sheet date (¥ million)	Shares of the Company held by lender	
		Number of shares held (thousands)	Equity stake (%)
Mizuho Corporate Bank, Ltd.	79,094	6,315	4.55
Nippon Life Insurance Company	77,233	4,885	3.52
Sumitomo Mitsui Banking Corporation	65,400	2,129	1.53
The Bank of Tokyo-Mitsubishi Ltd.	56,380	1,749	1.26
Norinchukin Bank	55,168	1,717	1.24

7. Major Facilities

(1) Head Office (Chuo-ku, Tokyo)

(2) Branches: Hokkaido Branch (Sapporo City, Hokkaido Prefecture); Eastern Japan Branch (Kawagoe City, Saitama Prefecture); Central Japan Branch (Kasugai City, Aichi Prefecture); Western Japan Branch (Osaka City, Osaka Prefecture)

(3) Major Power Plants

a. Hydroelectric (100,000 kW or more)

Okutadami, Tagokura, Otori, Shimogo (Fukushima Prefecture); Okukiyotsu, Okukiyotsu #2 (Niigata Prefecture); Numappara (Tochigi Prefecture); Shintoyone (Aichi Prefecture); Sakuma (Shizuoka Prefecture); Miboro (Gifu Prefecture); Nagano (Fukui Prefecture); Tedorigawa #1 (Ishikawa Prefecture); Ikehara (Nara Prefecture); Sendaigawa #1 (Kagoshima Prefecture)

(45 thermal power plants with output under 100,000 kW)

Thermal

Isogo (Kanagawa Prefecture); Takasago (Hyogo Prefecture); Takehara (Hiroshima Prefecture), Tachibana-wan (Tokushima Prefecture); Matsuura, Matsushima (Nagasaki Prefecture); Ishikawa coal-thermal (Okinawa Prefecture), Onikobe Geothermal (Miyagi Prefecture)

8. Directors and Corporate Auditors

The position, name, and responsibilities of each director and corporate auditor as of the end of the term are as follows.

Position	Name	Responsibility
President (Representative Director)	Yoshihiko Nakagaki	
Executive Vice President (Representative Director)	Youki Kawata	Assistant to the president for businesses described below (Corporate Planning & Administration Dept., Personnel & Employee Relations Dept., Accounting & Finance Dept., General Affairs Dept.) Regional Operations (central and western regions)
Executive Vice President (Representative Director)	Hisao Nakagami	Assistant to the president for businesses described below (Business Planning Dept., Technology Development Center, Power Sales Dept., Power System Operation Dept., Nuclear Power Dept., Business Development Dept.,) Regional operations (central and eastern regions)
Executive Vice President (Representative Director)	Katsuhiko Miyashita	Assistant to the president for businesses described below (Hydropower & Power Network Dept., Thermal Power Dept., Nuclear Power Dept. (matters under special assignment), International Activities Dept., Engineering Dept.)
Executive Managing Director	Akinobu Yasumoto	Business Development Dept. Environmental Administration (matters under special assignment)
Executive Managing Director	Kiyoshi Sawabe	Personnel & Employee Relations Dept. General Affairs Dept. Site Administration Regional Management (central region)
Executive Managing Director	Masayoshi Kitamura	Corporate Planning & Administration Dept. Power Sales Dept. (matters under special assignment) Procurement Administration Environmental Administration Regional operations (western region)
Executive Director	Masashi Hatano	Technology Development Center Thermal Power Dept.
Executive Director	Akio Ushio	Accounting & Finance Dept.
Executive Director	Yasuo Maeda	Oma Nuclear Power work preparatory to construction (matters under special assignment) (also serving as executive officer; Engineering Department Director)
Executive Director	Kanji Shimada	Power Sales Dept.
Executive Director	Yoshihiko Sakanashi	Business Planning Dept. Energy Business Dept.
Senior corporate auditor	Masayuki Hori	(full-time)
Corporate auditor	Takashi Sone	(full-time)
Corporate auditor	Yasuo Matsushita	(external)

Notes: 1. Yasuo Matsushita is a corporate Auditor as provided for in Article 18, Paragraph 1, of "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

2. On June 30, 2004, Katsuhiko Miyashita was promoted from Managing Director to Representative Director and Executive Vice President, and Akinobu Yasumoto, Kiyoshi Sawabe, and Masayoshi Kitamura from Executive Director to Executive Managing Director.

3. Executive Director Takeharu Okitsu retired from the board on June 28, 2004. In addition, on June 30, 2004 the following individuals retired: Yoshihide Yamasaki, Representative Director and Executive Vice President; Masamichi Ono, Tooru Namiki, and Masaaki Tanaka, Executive Managing Directors; Masayuki Hori, Executive Director, and Koichi Fujino, Corporate Auditor.

4. Changes in responsibilities after the closing of accounts for the period

The assignment of responsibilities to board members was changed as follows on April 1, 2005.

Position	Name	New	Old
Executive Vice President (Representative Director)	Katsuhiko Miyashita	Assistant to the president for businesses described below (Power System Operation Dept., Hydropower & Transmission System Dept., Thermal Power Dept., Nuclear Power Dept. (matters under special assignment), International Activities Dept., Engineering Dept.)	Assistant to the president for businesses described below (Hydropower & Power Network Dept., Thermal Power Dept., Nuclear Power Dept. (matters under special assignment), International Activities Dept., Engineering Dept.)

9. Amounts paid as compensation to directors and corporate auditors

Category	Fixed compensation		Director bonuses approved at the General Meeting of Shareholders	
	Number of officers	Amount paid	Number of officers	Amount paid
Directors	18	¥292 million	15	¥49 million
Corporate Auditors	4	¥48 million	3	¥6 million
Total	22	¥341 million	18	¥55 million

Notes: 1. The maximum compensation as resolved at the General Meeting of Shareholders is as follows.
Directors: ¥481 million (resolution of the General Meeting of Shareholders dated June 29, 1992)
(not including portion paid as salary when director also serves as employee)
Corporate Auditors: ¥80 million (resolution of the General Meeting of Shareholders dated June 30, 1994)

2. The amounts paid in retirement benefits to retiring directors and a corporate auditor in accordance with a resolution of the General Meeting of Shareholders are as follows.
Directors: 6 individuals, ¥113 million
Corporate Auditors: 1 individual, ¥13 million
3. "Number of officers" includes the six retired directors and one retired corporate auditor for the reporting term.
4. In addition to the above, ¥4 million was paid in salaries to individuals concurrently serving as employees as well as directors.

10. Amounts paid as compensation to accounting auditor

	Payment amount
a. Total amount of compensation paid by the Company and its subsidiaries to auditing firms	¥82 million
b. Of the amount in a), total amount of compensation paid for audit verification duties as defined in Article 2, Paragraph 1 of the Certified Public Accountant Law	¥78 million
c. Of the amount in b), amount paid in compensation by the Company to auditing firm for services as accounting auditor	¥62 million

Note: Under the Company's contracts with the auditing said firms, amounts paid for auditing under "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations" and auditing under the Securities Exchange Law are determined in lump-sum, and as such amounts cannot be distinguished in practice, the Company posts the total amount in c).

NON-CONSOLIDATED BALANCE SHEET

As of March 31, 2005 (Unit: millions of yen)

(Assets)	
Property, Plant and Equipment	1,856,227
Power plants	1,545,226
Hydroelectric power production facilities	494,625
Thermal power production facilities	691,781
Transmission facilities	280,726
Transformation facilities	42,733
Communication facilities	10,748
General facilities	24,609
Incidental business-related property, plant & equipment	399
Non-operating property, plant & equipment	513
Construction in progress	174,187
Investments and other assets	135,901
Long-term investments	43,186
Long-term investments in affiliated companies	63,263
Long-term prepaid expenses	2,730
Deferred tax assets	26,721
Current assets	93,432
Cash and bank deposits	7,505
Accounts receivable	47,207
Accrued income	6,667
Inventories	11,999
Prepaid expenses	1,122
Short-term loans to affiliated companies	7,142
Deferred tax assets	3,346
Other current assets	8,440
Total assets	1,949,660

As of March 31, 2005 (Unit: millions of yen)

(Liabilities)	
Long-term liabilities	1,253,566
Bond	591,171
Long-term loans	619,495
Long-term accrued liabilities	956
Accrued employee retirement benefits	34,409
Other long-term liabilities	7,533
Current liabilities	324,157
Current portion of long-term debt and other	107,593
Short-term loans	47,000
Commercial paper	105,000
Accounts payable	3,446
Accrued accounts	4,309
Accrued expenses	10,994
Income and other taxes payable	18,708
Deposits received	236
Short-term debt to affiliated companies	24,857
Advances received	399
Other current liabilities	1,610
Reserves under special laws	1,798
Reserve for fluctuation in water levels	1,798
Total liabilities	1,579,522
(Shareholders' equity)	
Common stock	152,449
Capital surplus	81,852
Additional paid-in capital	81,852
Retained earnings	129,979
Legal reserve	6,029
Voluntary reserve	74,887
Reserve for loss from overseas investment, etc.	51
Reserve for special disaster	14
Exchange-fluctuation preparation reserve	1,960
General reserve	72,861
Unappropriated retained earnings at the end of the term	49,062
Unrealized gain on securities	5,858
Treasury stock	(1)
Total shareholders' equity	370,137
Total Liabilities and Shareholders' Equity	1,949,660

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

Year ended March 31, 2005 (Unit: millions of yen)

Ordinary revenues	
Operating revenues	546,702
Electric power	540,665
Electric power sales to other companies	476,335
Transmission revenues	61,194
Other electricity revenues	3,136
Incidental business revenues	6,037
Consulting business	3,375
Coal sales business	2,473
Other incidental business	188
Non-operating revenues	3,871
Financial revenues	2,683
Dividend income	1,841
Interest income	842
Non-business revenues	1,187
Gain on sale of fixed assets	16
Other	1,171
Total ordinary revenues	550,573
Ordinary expenses	
Operating expenses	447,964
Electric power	442,754
Hydroelectric power production expenses	68,883
Thermal power production expenses	262,271
Transmission expenses	32,391
Transformation expenses	7,577
Selling expenses	948
Communication expenses	5,384
General and administrative expenses	58,229
Enterprise tax	7,067
Incidental business expenses	5,210
Consulting business	2,629
Coal sales business	2,315
Other incidental business	264
(Operating income)	98,738
Non-operating expenses	55,193
Financial expenses	51,044
Interest expenses	50,374
Amortization of bond issue expenses	621
Amortization of bond issue discount	48
Non-business expenses	4,149
Loss on sale of fixed assets	23
Other	4,126
Total ordinary expenses	503,158
Ordinary income	47,415
(Provision for) reversal of reserve for fluctuation in water levels	1,108
Income before income taxes	46,306
Income taxes - current	18,151
Income taxes - deferred	(3,111)
Net income	31,266
Retained earnings brought from previous term	17,190
Unappropriated retained earnings	49,062

Changes to Accounting Policies

Accounting standards related to impairment losses on fixed assets

Accounting standards related to impairment losses on fixed assets ("Statement of Position on the Setting of Accounting Standards Related to Impairment Losses on Fixed Assets," (Business Accounting Council, August 9, 2002)) and "Application Guidelines for Accounting Standards Related to Impairment Losses on Fixed Assets," (Guideline No. 6 of Application Guidelines for Business Accounting Standards, October 31, 2003) became applicable to financial statements for the fiscal year ending March 31, 2004 (these accounting standards are mandatory from the fiscal year ending March 31, 2006), and, therefore, these accounting standards and guidelines have been applied from the fiscal year ending March 31, 2005. The effect of this change was to decrease income before income taxes by 1.347 billion yen.

Please note that impairment losses comprising the cumulative total have been written off directly from the respective assets.

Proposed Appropriation of Retained Earnings

Year ended March 31, 2005 (Unit: yen)

Retained earnings	49,062,278,790
Transfer from the reserve for losses on overseas investment	468,642
Total	49,062,747,432
Appropriations are made as follows	
Dividends (¥60 per share)	8,328,451,140
Bonuses to directors and corporate auditors	50,600,000
[to corporate auditors]	[6,710,000]
Transfer from the reserve for overseas investment	5,523,914
Reserve for special disasters	4,179,840
General reserve	20,000,000,000
Balance to be carried forward	20,673,992,538

Independent Auditors' Report

The Board of Directors
Electric Power Development Co., Ltd.

May 6, 2005

Ernst & Young Shin Nihon

Ikuzo Komatsu
Designated and Engagement Partner
Certified Public Accountant

Nobutaka Motohashi
Designated and Engagement Partner
Certified Public Accountant

Satoshi Tamai
Designated and Engagement Partner
Certified Public Accountant

In accordance with Article 2(1) of "The Law for special provisions for the Commercial Code concerning Audits, etc. of Joint Stock Corporations," we have audited the balance sheet, the statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Electric Power Development Co., Ltd. applicable to the 53rd fiscal year from April 1, 2004 to March 31, 2005. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company and its subsidiaries. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

a) the balance sheet and the statement of income present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

as stated in "Change of Accounting Policies." with effect from the start of reporting period (i.e. April 1, 2005), the Company has adopted impairment accounting standards for fixed assets (the Business Accounting Council on Aug. 9, 2002). In our opinion, the adoption of impairment accounting is appropriate.

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Board of Corporate Auditors' Report

Having been reported by each Corporate Auditor on the methods and results of the audit in regard to the performance of duties by the Directors of Electric Power Development Co., Ltd. (the "Company") for the 53rd fiscal year (from April 1, 2004 to March 31, 2005), the Board of Corporate Auditors of the Company prepares this audit report on deliberation and reports as follows:

1. Outline of the auditing methods used by the Corporate Auditors

Each Corporate Auditor, according to, inter alia, the audit standards, the audit policy and the audit plan set up by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, as well as having received from Members of the Board of Directors, etc. reports on the execution of their duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and principal operating offices. As for the subsidiaries of the Company, we examined their business and financial conditions, having received explanations from Members of the Board of Directors, etc., as well as having asked the subsidiaries for reports on their business conditions. In addition, we received reports and explanations from the Independent Accountants on their audit and examined the statutory report and the supplementary schedules.

With respect the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we have examined these matters by means of methods such as conducting a full investigation of related records, in addition to the auditing methods mentioned above.

2. Results of the audit

(1) We confirm that the auditing methods and results made by Ernst & Young Shin Nihon the auditing corporation, are appropriate.

(2) We confirm that the business report accurately describes the situation of the Company in accordance with all relevant laws and regulations and the Articles of Incorporation.

(3) With respect to the proposed appropriation of unappropriated retained earnings, we confirm that there is no matter to be disclosed in light of the state of the Company's assets or other circumstances.

(4) The supplementary schedules present fairly the information required, and we confirm that there is no other matter to be disclosed.

(5) With respect to the performance of the Members of the Board of Directors' duties, including those associated with the Company's subsidiaries, we confirm that there has been no improper act committed, nor important violation of applicable laws and regulations or the Articles of Incorporation.
In addition, with respect to the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions

with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we confirm that there has been no breach of the Members of the Board of Directors' responsibilities.

May 12, 2005

Masayuki Hori
Senior Corporate Auditor (Full-time)

Takashi Sone
Corporate Auditor (Full-time)

Yasuo Matsushita
Corporate Auditor

Note: Yasuo Matsushita is a Corporate Auditor as provided for in Article 18, Paragraph 1, of "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

CONSOLIDATED BALANCE SHEET

As of March 31, 2005 (Unit: millions of yen)

(Assets)	
Property, Plant and Equipment	1,890,001
Power plants	1,547,374
Hydroelectric power production facilities	499,017
Thermal power production facilities	686,072
Internal combustion power generation facilities	10,071
Transmission facilities	276,661
Transformation facilities	41,605
Communication facilities	9,985
General facilities	23,961
Other property, plant & equipment	27,877
Construction in progress	170,613
Investments and other assets	144,135
Long-term investments	95,031
Deferred tax assets	46,150
Other investments	2,954
Allowance for doubtful accounts	(1)
Current assets	131,654
Cash and bank deposits	30,351
Notes and accounts receivable	52,150
Short-term investments	1,551
Inventories	13,158
Deferred tax assets	5,083
Other current assets	29,383
Allowance for doubtful accounts	(24)
Total assets	2,021,655

As of March 31, 2005 (Unit: millions of yen)

(Liabilities, Minority Interests and Shareholders' Equity)	
Long-term liabilities	1,286,912
Bond	591,171
Long-term loans	639,929
Accrued employee retirement benefits	45,729
Other allowances	460
Deferred tax liabilities	314
Other long-term liabilities	9,307
Current liabilities	340,405
Current portion of long-term debt and other	111,163
Short-term loans	50,750
Commercial paper	105,000
Notes and accounts payable	11,053
Income and other taxes payable	21,783
Other allowances	90
Deferred tax liability	0
Other current liabilities	40,562
Reserves under special laws	1,798
Reserve for fluctuation in water levels	1,798
Total liabilities	1,629,115
Minority interests	1,212
(Shareholders' equity)	
Common stock	152,449
Capital surplus	81,849
Retained earnings	152,121
Unrealized gain on other securities	6,207
Foreign currency translation adjustments	(1,299)
Treasury stock	(1)
Total shareholders' equity	391,327
Total Liabilities, Minority Interests and Shareholders' Equity	2,021,655

CONSOLIDATED STATEMENTS OF INCOME

Year ended March 31, 2005 (Unit: millions of yen)

(Revenues)	
Operating revenues	594,375
Electric power	547,960
Other	46,414
Non-operating revenues	3,880
Dividend income	1,241
Interest income	846
Other	1,792
Total Ordinary Revenues	598,255
(Expenses)	
Operating expenses	482,489
Electric power	431,678
Other	50,810
(Operating income)	111,885
Non-operating expenses	58,673
Interest expenses	50,881
Investment loss on equity method	1,311
Other	6,479
Total Ordinary Expenses	541,162
Ordinary income	57,093
(Provision for) reversal of reserve for fluctuation in water levels	1,108
Income before income taxes and minority interests	55,984
Income taxes - current	22,909
Income taxes - deferred	(2,511)
Minority interests or losses	27
Net income	35,559

Changes to Accounting Policies

Accounting standards related to impairment losses on fixed assets

Accounting standards related to impairment losses on fixed assets ("Statement of Position on the Setting of Accounting Standards Related to Impairment Losses on Fixed Assets," (Business Accounting Council, August 9, 2002)) and "Application Guidelines for Accounting Standards Related to Impairment Losses on Fixed Assets," (Guideline No. 6 of Application Guidelines for Business Accounting Standards, October 31, 2003) became applicable to financial statements for the fiscal year ending March 31, 2004 (these accounting standards are mandatory from the fiscal year ending March 31, 2006), and, therefore, these accounting standards and guidelines have been applied from the fiscal year ending March 31, 2005. The effect of this change was to decrease income before income taxes by 1.959 billion yen.

Please note that impairment losses comprising the cumulative total have been written off directly from the respective assets.

Independent Auditors' Report

The Board of Directors
Electric Power Development Co., Ltd.

May 16, 2005

Ernst & Young Shin Nihon

Ikuzo Komatsu
Designated and Engagement Partner
Certified Public Accountant

Nobutaka Motohashi
Designated and Engagement Partner
Certified Public Accountant

Satoshi Tamai
Designated and Engagement Partner
Certified Public Accountant

In accordance with Article 19-2(3) of "The Law for special provisions for the Commercial Code concerning Audits, etc. of Joint Stock Corporations," we have audited the consolidated balance sheet and the consolidated statement of income of Electric Power Development Co., Ltd. and consolidated subsidiaries applicable to the 53rd fiscal year from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated balance sheet and the consolidated statement of income present properly the consolidated financial position of the Company and consolidated subsidiaries and the consolidated results of their operations in accordance with the related regulations and the Articles of Incorporation.

As stated in "Change of Accounting Policies." with effect from the start of reporting period (i.e. April 1, 2005), the Company has adopted impairment accounting standards for fixed assets (the Business Accounting Council on Aug. 9, 2002). In our opinion, the adoption of impairment accounting is appropriate.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Board of Corporate Auditors' Report
(consolidated)

May 20, 2005

Having been reported by each Corporate Auditor on the methods and results of the audit in regard to the Consolidated Financial Statements, this is the consolidated balance sheet and the consolidated statement of income, of Electric Power Development Co., Ltd. (the "Company") for the 53rd fiscal year from April 1, 2004 to March 31, 2005, the Board of Corporate Auditors of the Company prepares this audit report on deliberation and reports as follows:

1. Outline of the auditing methods used by the Corporate Auditors

Each Corporate Auditor, according to, inter alia, the audit standards, the audit policy and the audit plan set up by the Board of Corporate Auditors audited the Consolidated Financial Statements on deliberation, having received reports and explanation from Directors, etc. and Corporate Auditors.

2. Results of the audit

We confirm that the auditing methods and results made by Ernst & Young Shin Nihon, the auditing firm, are appropriate.

Masayuki Hori
Senior Corporate Auditor (Full-time)

Takashi Sone
Corporate Auditor (Full-time)

Yasuo Matsushita
Corporate Auditor

Note: Yasuo Matsushita is a Corporate Auditor as provided for in Article 18, Paragraph 1, of "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

Securities code: 9513
June 29, 2005

Electric Power Development Co., Ltd. (J-POWER)

Dear Shareholders

Notice of Resolutions Adopted at the 53rd Ordinary General Meeting of Shareholders

This is to inform you that the following reports were made and the following proposals were approved at the 53rd Ordinary General Meeting of Shareholders.

Sincerely,

Yoshihiko Nakagaki
President and Representative Director
Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku, Tokyo

Items Reported:

Item 1: The Business Report, the Balance Sheet, and the Statement of Income for the 53rd fiscal year (April 1, 2004-March 31, 2005)

Item 2: The Consolidated Balance Sheet and the Consolidated Statement of Income for the 53rd fiscal year (April 1, 2004-March 31, 2005), in addition to the results of the audit of the Consolidated Financial Statements by the company's accounting auditor and the Board of Auditors

Items Resolved:

Item 1: Approval of the proposed appropriation of retained earnings for the 53rd fiscal year
This proposal was approved without amendment, and a dividend per share was set at ¥60.00.

Item 2: Partial amendment of the Articles of Incorporation
This proposal was approved without amendment, and the necessary changes were made in the clause concerning a beneficial shareholder and the register of beneficial shareholder.

Item 3: Election of one (1) director

As proposed, Shinichiro Ota was appointed as a director and took the post.

Item 4: Payment of retirement benefit to a retiring director

As proposed, it was approved that retirement benefit will be paid to a retired director Youki Kawata in an amount deemed reasonable in accordance with the rules prescribed by the Company, and the details of the terms of the amount, and the time and method of payment be determined by the Board of Directors.

(Summary English translation)

July 8, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 12th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nikko Citigroup Limited and Mitsubishi Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 12th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 12th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	July 22, 2005
4. Coupon rate	1.32% of par value per annum
5. Issue price	99.97 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	June 19, 2015 (10-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	July 8, 2005(Fri)
Offering period	July 8, 2005(Fri)
Payment due date	July 22, 2005(Fri)

(Summary English translation)

July 8, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 13th corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nikko Citigroup Limited and Mitsubishi Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 13th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 13th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	July 22, 2005
4. Coupon rate	2.04% of par value per annum
5. Issue price	99.98 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	June 20, 2025 (20-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	July 8, 2005(Fri)
Offering period	July 8, 2005(Fri)
Payment due date	July 22, 2005(Fri)